Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	15:27 08-Oct-07
Number	3405F

RNS Number:3405F
Tesco PLC
08 October 2007

NOTIFIABLE INTEREST

8 October 2007

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 5 October 2007 that as at the close of business on 1 October 2007, Legal & General Group plc through various legal entities, had an interest in 322,347,035 Ordinary Shares of 5p each of the Company. This represents 4.10% of the share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 08-Oct-07
Number	3408F

RNS Number:3408F
Tesco PLC
08 October 2007

ORDINARY SHARES - SALE BY DIRECTOR

8th October 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that on 5th October 2007 the following Non-Executive Director sold Ordinary Shares of 5p each in the Company at a price of 462.50p.

Director	No of Shares
R Chase	52,653

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement



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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	12:33 04-Oct-07
Number	1539F

RNS Number:1539F
Tesco PLC
04 October 2007

ORDINARY SHARES - SALE BY DIRECTOR

4 October 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that yesterday the following Director sold Ordinary Shares of 5p each in the Company at a price of 464.00p.

Director	Number of shares sold
A Higginson	231,887

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 03-Oct-07
Number	0981F

RNS Number:0981F
Tesco PLC
03 October 2007

ORDINARY SHARES - DIVIDEND REINVESTMENT PLAN

3rd October 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified yesterday that on 1 October 2007, the following Director acquired Ordinary Shares of 5p each in the Company via a Dividend Reinvestment program operated by his PEP provider.

Director	No of Shares	Purchase price
D E Reid	137	439.00p

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:47 28-Sep-07
Number	8151E

Tesco PLC
28 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 28th of September 2007 it purchased from Goldman Sachs International 900,000 ordinary shares at an average price of 437.9532 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	17:32 28-Sep-07
Number	8118E

RNS Number:8118E
Tesco PLC
28 September 2007

TOTAL VOTING RIGHTS

Tesco PLC

28 September 2007

TESCO PLC - VOTING RIGHTS AND CAPITAL

At 5pm on 28 September 2007 Tesco plc had 7,854,505,575 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This figure 7,854,505,575 may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 632222

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:56 28-Sep-07
Number	7991E

RNS Number:7991E
Tesco PLC
28 September 2007

NOTIFIABLE INTEREST

28 September 2007

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 28 September 2007 that as at the close of business on 27 September 2007, Legal & General Group plc through various legal entities, had an interest in 313,361,916 Ordinary Shares of 5p each of the Company. This represents 3.99% of the share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

This information is provided by RNS
The company news service from the London Stock Exchange

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